UF 9-13-02

02053294

[ATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9545

SEC MAIL PROCESSING SECTION SEP 2002 WASHINGTON

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2000 (MM/DD/YY) AND ENDING MAY 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WECHSLER & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 SOUTH BEDFORD ROAD
(No. and Street)

MT KISCO	NY	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MITTENTAG (914) 242-6060
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO, P.C.
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY	NEW YORK	NY	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 2 1 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 9-19-02

OATH OR AFFIRMATION

I, JAY MITTENTAG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WECHSLER & CO., INC, as of MAY 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jay Mittentag
Signature

Chief Financial Officer - FINO
Title

Sworn to before me this 26th day of August, 2002

Deborah A. Berwa
Notary Public

DEBORAH A. BERWA
Notary Public, State of New York
No 01BE6016404
Qualified in Westchester County
Commission Expires November 16, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

WECHSLER & CO., INC [13]

SEC FILE NO

8-9545 [14]

FOR FIRM ID NO

13-1944376 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

105 SOUTH BEDFORD ROAD [20]

(No and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

JUNE /1 /2000 [24]

AND ENDING (MM/DD/YY)

MAY /31 /2001 [25]

MT KISCO [21] NY [22] 10549 [23]

(City) (State) (Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MITTENTAG [30]

(Area Code) - Telephone No.

(914) 242-6060 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

		OFFICIAL USE	
NONE	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of August 2002

Manual Signatures of

1) ______________________

Principal Executive Officer or Managing Partner

2) Jay Mittentag

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

WECHSLER & CO., Inc.
MAY 31, 2001

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Wechsler & Co., Inc.
Mt. Kisco, New York

We have audited the accompanying statement of financial condition of Wechsler & Co., Inc. as of May 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wechsler & Co., Inc. as of May 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
December 14, 2001

Sanford Becker & Co. P.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 5/31 /2001 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	106,020	200			106,020	750
2. Receivables from brokers or dealers:						
A. Clearance account	35,645,939	295				
B. Other		300		550	35,645,939	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt Securities	2,150,395	419				
C. Options	7,800	420				
D. Other securities	106,883,507	424				
E. Spot commodities		430			109,041,702	850
5. Securities and/or other investments not readily marketable:						
A. At cost .... [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities [150]						
B. Other securities [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities [170]						
B. Other securities [180]						
8. Membership in exchanges:						
A. Owned, at market [190]						
B. Owned, at cost				650		
C. Contributed for use of the company at market value				660		90[illegible]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	145,600	670	145,600	91[illegible]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	71,731	680	71,731	9[illegible]
11. Other assets		535	301,737	735	301,737	9[illegible]
12. TOTAL ASSETS	144,793,661	540	519,068	740	145,312,729	9[illegible]

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5 /31 / 2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		1045		1255		1470
14. Payable to brokers or dealers						
A. Clearance account		1114	6,322,052	1315	6,322,052	1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased at market value			36,487,367	1360	36,487,367	1620
17. Accounts payable, accrued liabilities expenses and other	7,351,019	1205	34,295,485	1385	41,646,504	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders [990]						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders [1000]						
2. Includes equity subordination (15c3-1(d)) of [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	7,351,019	1230	77,104,904	1450	84,455,923	1760

Ownership Equity

21. Sole proprietorship		1770
22. Partnership (limited partners [1020])		1780
23. Corporation:		
A. Preferred stock	2,604,750	1791
B. Common Stock	50,247	1792
C. Additional paid-in capital		1793
D. Retained earnings	58,201,809	1794
E. Total	60,856,806	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	60,856,806	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	145,312,729	1810

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF EARNINGS
YEAR ENDED MAY 31, 2001

REVENUE

Commissions		$	1,181
Profit Trading Securities			19,476,994
Dividends & Interest (Net)			563,695
Other			1,756,938
TOTALS		$	21,798,808

EXPENSES

Employee Compensation and Benefits		$	5,957,620
Communications			264,162
Interest			1,953,194
Occupancy Expenses			124,356
Other Operating Expenses			3,547,788
Clearance Charges			65,206
TOTALS		$	11,912,326
Net Income Before Federal Income Tax and Unrealized Gains			9,886,482
Unrealized Gain - Trading and Investment Securities			8,901,948
Net Income Before Federal Income Tax		$	18,788,430
Provision for Taxes			
Current	3,365,600		
Deferred	2,781,188		6,146,788
Net Income		$	12,641,642

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MAY 31, 2001

	COMMON STOCK	PREFERRED STOCK	RETAINED EARNINGS	TOTAL
BALANCE - JUNE 1, 2000	50,247	795,652	50,887,981	51,733,880
ADD:				
Net Earnings for the Year			12,641,642	12,641,642
Adjustments to Correct Pfd Booking		3,017,098		3,017,098
DEDUCT:				
Write Down of Investment Owned by Weks, Inc. (100% owned Subsidiary) Net			(863,181)	(863,181)
Adjustment to Correct Pfd Stock Booking			(3,017,098)	(3,017,098)
Redemption 1208 Shs Pfd Stock		(1,208,000)		(1,208,000)
Payment of Accumulated Dividends on Redemption 1208 Shs of Pfd. Stock			(1,447,535)	(1,447,535)
Balance- May 31, 2001	$50,247	$2,604,750	$58,201,809	$60,856,806

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES			
Net Profit For The Year		$	12,641,642
Adjustment to Reconcile Net Profit to Net Cash Provided by Operating Activities			
Depreciation	47,344		
Increase in Receivables from Brokers or Dealers	(3,274,364)		
Decrease in Other Assets	1,377,689		
Decrease in Payable to Brokers or Dealers	(10,466,712)		
Increase in Accounts Payable and Accrued Expenses Payable	9,969,249		
Total Adjustments			(2,346,794)
Net Cash Provided by Operating Activities		$	10,294,848
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase in Securities Owned (Net)	6,694,890		
Capital Expenditures	67,428		
Decrease in Value of Securities Owned by Weks, Inc. (100% owned subsidiary) Net	863,181		
Net Cash Used In Investing Activities			(7,625,499)
			2,669,349
CASH FLOWS FROM FINANCING ACTIVITIES			
Redemption of 1208 Shares of Preferred Stock	1,208,000		
Payment of Accumulated Dividends on Redemption of Preferred Stock	1,447,535		
Net Cash Used in Financial Activities			(2,655,535)
Net Increase in Cash and Cash Equivalents			13,814
Cash and Cash Equivalents at Beginning of the Year			92,206
Cash and Cash Equivalents at End of the Year		$	106,020

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MAY 31, 2001

1) General Business:
The company is registered as a broker/dealer in securities with the Securities and Exchange Commission. In this capacity, it executes principal and agency transactions. The Company conducts business primarily with broker/dealers for its own proprietary accounts and also introduces customer transactions to Bear Stearns Securities Corp. on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business. Wechsler & Co., Inc. does not do business in foreign currency, futures or forward contracts.

2) Summary of Significant Accounting Policies:

(a) Securities sold, but not yet purchased include marketable securities stated at quoted market values, with unrealized gains and losses are reflected in income. Subsequent market fluctuation of securities sold, but not yet purchased may require purchasing the securities at prices which may differ form the market values reflected on the statement of financial condition.

(b) Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets.

(c) The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB statement No. 109 "Accounting for Income Taxes," are as follows:

	Current	Deferred	Total
Federal	$ 3,365,600	$ 25,670,171	$ 29,035,771
State	1,166,070	8,625,314	9,791,384
	$ 4,531,670	$ 34,295,485	$ 38,827,155

Deferred income taxes are applicable to unrealized appreciation of investment securities.

(Continue on next page)

(d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) The company is obligated under a noncancelable operating lease for its office premises expiring October 31, 2002. Total remaining obligations under this lease amount to $170,217.00.

3) Capital Stock:

Capital Stock consists of the following:	
$1,000 Cumulative Preferred 6% No Par Value	
Authorized 10,000 Shares	
Issued and Outstanding 2,604.75 Shares	$ 2,604.750
Authorized 482 Shares Common Shares	
Issued and Outstanding 160 Shares	$ 50,247

Cumulative dividends remain unpaid and undeclared.
As of May 31, 2001 in the amount of $3,036,587.35

4) Net Capital Requirements:
The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to the net capital as defined, not to exceed 15 to 1. At May 31, 2001 the Company's net capital was $44,042,665 whereas the required net capital was $490,070. Aggregate indebtedness was $7,351,019. The percentage indebtedness to the net capital was 16.69%

(5) The corporation presently has under appeal to the appellate division of the Internal Revenue Service for the tax years ended May 31, 1992 and May 31, 1993 proposed adjustments to Income. The proposed additional tax claimed due by the Internal Revenue Service is $2,530,888.18 plus interest. The firm considers these to be without merit.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5/31/2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			60,856,806	3480
2. Deduct Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			60,856,806	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			60,856,806	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	519,068	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
D. Other deductions and/or charges	614,781	3610	(1,133,849)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			59,722,957	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities		3735		
2. Debt securities	645,118	3733		
3. Options	102,108	3730		
4. Other securities	10,647,807	3734		
D. Undue concentration	4,285,259	3650		
E. Other (List)		3736	(15,680,292)	3740
10. Net Capital			44,042,665	3750

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5 /31 / 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			490,070	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	3758
13. Net capital requirement (greater of line 11 or 12)			490,070	3760
14. Excess net capital (line 10 less 13)			43,552,595	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)				3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			7,351,019	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
19. Total aggregate indebtedness			7,351,019	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) %			16.69%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) %				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:		
A. 5% of combine aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WECHSLER & CO , INC. as of 5 /31 /2001

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm BEAR STEARNS SECURITIES CORP [4335] X [4570]
   D. (k) (3)-Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type Of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be With drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

SEE NOTES TO FINANCIAL STATEMENTS

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 TO CORPORATIONS CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA

FILING MAY 31, 2001

Net Capital Per Corporation's Unaudited Form X-17A-5 Part IIA Amended Filing May 31, 2001	$ 46,270,156
Adjustments:	
Decrease in Ownership Equity	(2,033,829)
Increase in Non Allowable Assets	(193,662)
	(2,227,491)
Net Capital Per Computation Pursuant to Rule 17a-5(d) Audited Filing May 31, 2001	$ 44,042,665

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Wechsler & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wechsler & Co., Inc. for the year ended May 31, 2001 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Wechsler & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Aipel Bub r Co. PC

New York, New York
December 14, 2001

WECHSLER & CO., INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED MAY 31, 2001